Exhibit 21.1
SIGNIFICANT SUBSIDIARIES

Organized Under the Laws of
Agilent Technologies Canada Holding LLC	Canada
Agilent Technologies Germany Holding GmbH	Germany
Agilent Technologies Italia S.p.A.	Italy
Agilent Technologies Luxco LLC	Delaware
Agilent Technologies Netherlands B.V.	Netherlands
Agilent Technologies Singapore (Global) Pte Ltd.	Singapore
Agilent Technologies Singapore (Holdings) Pte. Ltd.	Singapore
Agilent Technologies Singapore (International) Pte. Ltd.	Singapore
Agilent Technologies Singapore Corporation Pte. Ltd.	Singapore
Agilent Technologies World Trade, Inc.	Delaware
BioVectra Inc.	Canada
Dako Denmark ApS	Denmark